UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Form C-U: Progress Update
X Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

GenAI Works, Inc.

Legal status of Issuer:

> ***Form:***
>
> Corporation
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware
>
> ***Date of Organization:***
>
> May 17, 2023

Physical Address of Issuer:

838 Walker Road, Suite 21-2, Dover, DE 19904, United States

Website of Issuer:

https://genai.works

Is there a Co-Issuer? _X_ Yes ___ No

Name of Co-Issuer:

GenAI Works CF Investors SPV, LLC

Legal status of Co-Issuer:

> ***Form:***
>
> Limited Liability Company
>
> ***Jurisdiction of Incorporation/Organization:***
>
> Delaware

Date of Organization:

July 8, 2024

Physical Address of Co-Issuer:

838 Walker Road, Suite 21-2, Dover, DE 19904, United States

Website of Co-Issuer:

None

Current Number of Employees:

0

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	$552,976	$265,673
Cash & Cash Equivalents	$179,144	$229,194
Accounts Receivable	$358,708	$19,725
Current Liabilities	$24,554	$1,791
Long-Term Liabilities	$0	$0
Revenues/Sales	$2,398,953	$982,078
Cost of Goods Sold	$0	$0
Taxes Paid	$1,276	$14,433
Net Income/(Net Loss)	($27,658)	$4,501

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

Exhibit A: Annual Report
Exhibit B: 2025 GenAI Works Audited Financials
Exhibit C: 2025 GenAI Works SPV Audited Financials

Form C-AR (<ins>Exhibit A</ins>)
Annual Report
April 30, 2026

GenAI Works, Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including the exhibits herein.

The Company

GenAI Works, Inc. is a media, community, education, and technology company. The Company initially built an AI Hub for its community to discover, learn and grow, and is now building a software platform on top of that foundation. Its flagship platform, ToneUP, helps enterprises discover, build and deploy high-performing social media, marketing and go-to-market campaigns. The Company was incorporated on May 17, 2023 in Delaware.

The Company is located at 838 Walker Road, Suite 21-2, Dover, DE 19904, United States and its website is https://genai.works.

The Company sells its services through the internet throughout the United States and internationally.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://invest.genai.works.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Steve Nouri	CEO, Founder and Director	CEO, Founder and Director of GenAI Works, Inc., 2023 – Present Responsible for overall management, business development, marketing, and operations. Founder of AI4Diversity, 2021 – Present Responsible for overall strategy.	The University of Technology Sydney, Master of IT, Data Analytics, 2014

		Head of Data Science and AI at the Australian Computer Society, 2019 – 2021. Responsible for overall technical strategy.	
Rotem Alalauf	Co-Founder, Director and Technical Advisor	Co-Founder and Technical Advisor of GenAI Works, Inc., 2023 – Present Responsible for business development, marketing, and operations. CEO of Wand, 2022 – Present. Responsible for overall operations, corporate strategy, business development and technology. CEO of BeyondMinds, 2018 – 2021. Responsible for overall operations, corporate strategy, business development and technology.	Technion – Israel Institute of Technology, Degrees in Electrical Engineering and Physics, 2017

James "Jay" Allardyce, Jr.	Co-Founder, Director and Growth Advisor	Co-Founder, Director and Growth Advisor of GenAI Works, Inc., 2023 – Present	Santa Clara University, MBA, 2007
		Chief Product Officer at Octave, September 2025 – Present	Attended Oregon State University, Civil Engineering, Business
		General Manager, Data and Analytics Business Unit at insightsoftware, July 2023 – May 2025.	
		Responsible for overall operations and strategy within the business unit.	California State Chico, B.S. in Management Information Systems, 2000
		Managing Director, Enterprise AI/ML & Analytics at Google, 2021 – 2023.	
		Responsible for operations and strategy within the business unit.	
Anastasiia Shapovalova	Chief Operating Officer	Chief Operating Officer at GenAI Works, Inc., Jan 2026 – Present	Kharkiv National University of Radioelectronics, PhD in Engineering Sciences, 2021
		Vice President of Operations at GenAI Works, Inc., Nov 2023 – Dec 2025	
		Head of Operations at Wand, 2023 – 2025	Kharkiv National University of Radioelectronics, Master Degree in Administrative Management of Information Security, 2014
		Responsible for operations, marketing, HR.	
		Associate Professor at Kharkov National University of Radioelectronics, 2015 – Present	
		Responsible for teaching and research.	Kharkiv National University of Radioelectronics, Bachelors in Information Security Management, 2013
		Chief Operating Office at WorkNest Technologies, 2018 – 2022	
		Responsible for operations.	

Biographical Information

<u>Steve Nouri</u>: Steve is the CEO, Founder and Director of the Company. He is a distinguished data science leader who has transformed how the world perceives AI. Steve co-founder the Company to create the largest AI community missioned to empower society to discover, learn, and grow in an AI-enabled world. Steve has made a significant impact in this field, frequently acknowledged as one of the top 10 global authorities in Artificial Intelligence and Data Science. As Australia's ICT Professional of the Year, Steve is a sought-after keynote speaker, educator, and technology influencer with a following of over 2 million people. He actively participates in and contributes to the Forbes Technology Council, ACM, Harvard Business Review, and numerous other prestigious organizations. Also, as the founder of AI4Diversity, Steve leads a global non-profit initiative to engage and educate diverse communities on AI and the importance of responsible AI implementation.

<u>Rotem Alalauf</u>: Rotem is the Co-Founder, Director and Technical Advisor of the Company. He is an AI expert and serial entrepreneur. As a pioneer in artificial intelligence, Rotem has led the development of multiple large-scale systems across diverse sectors, including defense, intelligence, finance, and technology. Driven by a mission to create a better world through AI, Rotem envisions a future where humans and computers collaborate strategically and equitably. With over a decade of experience in scaling AI systems for complex problems across various industries, Rotem is a recognized leader in the AI field. In addition, Rotem is an AI investor, thought leader, and frequently shares his insights at international conferences, universities, and industry forums.

<u>James (Jay) Allardyce, Jr.</u>: Jay is the Co-Founder, Director and Growth Advisor of the Company. He is a Technology Executive with 23+ years of experience across Enterprise B2B companies such as Google, Uptake, GE, and HP. Most recently Jay was the General Manager of the Data Analytics business at insightsoftware, $100M business unit.. He has spent time at the intersections of AI/ML, Analytics, IOT, Industrial Tech, helping companies build and scale zero to 1, as well as large transformation plays. As a commercially oriented product leader, Jay has helped leaders and teams in Fortune 1000 companies to build and embrace a digital and AI first approach for how to run their business. He is a board member of Bizworld.org, and advisor to AI Drivers and Latent AI. Prior to his current roles, Jay was with Google Cloud as an Executive Managing Director and ran their WW Solutions Engineering team focused on Analytics and AI. The portfolio was the fastest growing and most impactful portfolio for Google Cloud that accelerated field and customer adoption of Google Clouds Analytics and AI portfolio. In his time, he built and ran two businesses around C3.AI and Palantir with an aim to push Google Cloud to position value to the Line of Business vs. IT via outcome-based AI and Analytical use cases. Before his time at Google, Jay led product and customer success as the Chief Product Officer of Uptake, held multiple roles transforming Uptake's GTM and product portfolio to focus on solution repeatability across major industries: transportation, energy, heavy construction, and the US Public Sector. Prior to Uptake, he was the Chief Product and Marketing Officer for GE Digital, as well as COO for GE Power Digital, the fastest-growing digital business within GE. Prior to GE, Jay spent 14 years at HP in a variety of roles, from COO of HP Software, Venture leader for new incubation, to Director of M&A Integration, leading some of the largest and most accretive acquisitions for HP.

<u>Anastasiia Shapovalova</u>: Anastasiia is the Chief Operating Officer of the Company. She is an AI specialist and academic. In her role at the Company, Anastasiia leads a community-focused initiative on LinkedIn, boasting over 4.5 million followers. Anastasiia has a strong academic foundation with a PhD in Engineering Science, and she has been an Associate Professor at Kharkiv National University of Radioelectronics since 2015. Her industry experience spans leadership roles in several companies, where she managed large teams, developed operational strategies, and established R&D centers. Anastasiia's work is characterized by her commitment to using AI ethically and responsibly, focusing on transparency, explainability, and mitigating biases in AI systems. Her vision is to create a world where AI serves as a tool for positive societal impact, empowering individuals and businesses to innovate and make informed decisions. With over a decade of experience in the tech industry, Anastasiia is a recognized thought leader and frequently shares her insights at international conferences and academic forums. She has spearheaded the development and scaling of AI systems across multiple sectors, including education, cybersecurity, and technology.

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.genai.works.

Description of the Business

GenAI Works, Inc. is a media, community, education, and technology company. The Company initially built an AI Hub for its community to discover, learn and grow, and is now building a software platform on top of that foundation. Its flagship platform, ToneUP, helps enterprises discover, build and deploy high-performing social media, marketing and go-to-market campaigns. The Company was incorporated on May 17, 2023 in Delaware.

Business Plan

The state of generative AI has grown rapidly over the last 36 months. Significant dollars have been invested, yet many companies still struggle to translate attention into consistent adoption and measurable go-to-market results. At the same time, users and buyers face a crowded landscape, making discovery, positioning, campaign execution and sustained engagement increasingly difficult.

The Company's mission is to help people and organizations succeed in an AI-enabled world by combining community, education, media and software. The Company first built an AI Hub and audience ecosystem that enabled users to discover, learn and grow through content, events, education and community engagement. That ecosystem now provides valuable insight into audience behavior, campaign performance, content resonance and go-to-market patterns across channels. The Company is using those learnings to build ToneUP, a platform designed to help enterprises discover, build and deploy high-performing social media, marketing and go-to-market campaigns. The Company's ecosystem is accessed by followers and users through LinkedIn, Atlas, Beehiiv, Instagram and related digital channels, with AI Academy serving as an additional engagement and education layer for the community.

The Company plans to significantly expand its business by investing in technology and product development, increasing sales and marketing, and adding key personnel. This includes a plan to build a platform that allows user to connect and operate multiple AI-agents and tools in the same location. The capital we raise here will empower us to expand our technology and product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
ToneUP Platform	An AI platform that helps enterprises discover, build and deploy high-performing social media, marketing and go-to-market campaigns.	Enterprises, brands, marketing teams and go-to-market teams.
AI Hub / Community	A community and media ecosystem that helps users discover, learn and engage with AI while also generating campaign, audience and market insight.	Startups, creators, brands, media audiences and AI-interested communities.
AI Academy	An education and engagement layer that delivers practical AI learning, community value and deeper ecosystem participation.	Professionals, community members, enterprise learners and partners.

Competition

The markets in which our products and services are sold are highly competitive. Our products and services compete against media businesses, creators and influencers for attention and audience, while our software offerings also compete with marketing technology platforms, campaign workflow tools, AI content systems, social media management tools and go-to-market software offered by both established and emerging companies.

GenAI Works differentiates itself through several unique value propositions:

- A proprietary community, media and education ecosystem that generates differentiated insight into audience behavior, content performance and campaign effectiveness.
- ToneUP, a platform purpose-built to help enterprises discover, build and deploy high-performing social media, marketing and go-to-market campaigns.
- A closed-loop model in which community engagement, media reach, campaign learnings and product workflows reinforce one another.
- Proven social media and go-to-market expertise that is being codified into software, automation and enterprise-ready campaign workflows.

Customer Base

Our customer base consists of (i) enterprises, brands and go-to-market teams using ToneUP to improve campaign quality and deployment, (ii) startups and technology companies seeking stronger visibility and GTM execution, and (iii) community members, creators and AI-interested users who engage with the Company through its AI Hub, media properties and AI Academy.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

While the Company currently holds no registered patents or trademarks, it leverages strategically valuable intellectual property including:

- Proprietary community engagement methodologies, educational content and audience development systems.
- Unique orchestration protocols, workflows and algorithms underpinning ToneUP and the Company's broader platform architecture, secured via comprehensive intellectual assignment and confidentiality agreements.
- Active exploration of formal IP registration strategies to reinforce competitive barriers and safeguard proprietary technologies.
- Proven social media, marketing and go-to-market methodologies that are being encoded into software, automation and SaaS workflows through ToneUP.
- All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company does not currently have any full-time employees. The Company utilizes independent contractors and advisors.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed

to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's success depends on the experience and skill of its Co-Founders, executive officers and key personnel.

We are dependent on our Co-Founders, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our Co-Founders, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our

intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability and has limited recourse should such key personnel die or leave the Company. If any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person(s) could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected. There is no assurance the Company may be successful in this regard.

The development and commercialization of our products and services is highly competitive with an uncertain outcome.

We face competition with respect to any products or services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and

marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products and services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue. As a result, there can be no assurance the Company will be successful in executing its business plan.

If we are unsuccessful in maintaining engagement across our community ecosystem or achieving adoption of ToneUP, our revenue, financial results, and business may be significantly harmed.

We rely on continued engagement across our community, media and education ecosystem, and on the successful adoption of ToneUP by customers. The level of user engagement across our ecosystem, the quality of the data and insights generated from that engagement, and the market acceptance of ToneUP are each important to our success. Our financial performance may be significantly affected by our ability to add, retain and engage users, convert ecosystem attention into customer relationships, and demonstrate that ToneUP delivers useful, reliable and trustworthy campaign outcomes. If customers do not perceive our products and services to be valuable, we may not be able to attract or retain users or enterprise clients, maintain engagement levels, or expand product adoption over time.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction. There can be no assurance that, should any of the foregoing occur, that the Company would be able to successfully recover and execute on its business plan.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that

could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could materially adversely affect our business and prospects

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data and data privacy is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection and data privacy laws, regulations and costs resulting from consumer fraud – could materially and adversely affect our business and results of operations could suffer irreparable damage. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, financial condition and business prospects. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal and regulatory risk and penalties.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern employment relationships and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including compliance with or violations of additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits and training/changing regulations from the National Labor Relations Board and increased litigation including claims relating to the Fair Labor Standards Act.

CAPITALIZATION AND OWNERSHIP

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

On June 25, 2024, the Company's board of directors and shareholders approved an amendment to the Company's Certificate of Incorporation to effect a 1 for 10,000 forward stock split and create additional classes of capital stock, including Class A Common Stock and Class B Common Stock. All shares of Common Stock as of the stock split were converted into Class A Common Stock. As a result, the Company's authorized capital stock now consists of 100,000,000 shares of common stock, par value $0.00001 per share (the "Common Stock"), of which (i) 50,000,000 shares of Common Stock are designated as "Class A Common Stock" and (ii) 50,000,000 shares are designated as "Class B Common Stock". The Class A Common Stock and Class B Common Stock have the same rights and privileges, except that the Class A Common Stock have voting rights. Additionally, the Company has promised to issue 614,458 options to purchase shares of Class B Common Stock to key employees of the Company, which awards remain subject to the establishment of the 2024 Equity Incentive Plan, receipt of board approval and the execution of definitive documentation.

Outstanding Capital Stock

As of the date of this Annual Report, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	30,309,651
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	Class B Common Stock
Amount Outstanding	117,329
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	Options to Purchase Class B Common Stock*
Shares Issuable Upon Exercise	614,458
Voting Rights	The holders of Options to purchase Class B Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class B Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Class B Common Stock at a later date. The availability of any shares of Class B Common Stock issued pursuant to the exercise of such additional Options to purchase Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

*These options have been promised to key personnel and remain subject to the establishment of the 2025 Equity Incentive Plan, receipt of board approval and the execution of definitive documentation.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Steve Nouri	14,100,000 shares of Class A Common Stock	46.52%
Jay Allardyce	7,950,000 shares of Class A Common Stock	26.23%
Rotem Alaluf	7,950,000 shares of Class A Common Stock	26.23%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	N/A	3,000*	N/A	June 11, 2023	Section 4(a)(2)
Class A Common Stock	$0 (Non-Cash, Equity for IP Assets)	309,651	Acquisition of Hackmakers assets (Hackcelerate International Pty Ltd)	November 1, 2024	Section 4(a)(2)
Class B Common Stock	$519,094	117,329***	Operations	Through April 2026	Regulation CF

*On June 25, 2024, the Company effected a 10,000 to 1 forward stock split after creating additional classes of capital stock, including Class A Common Stock and Class B Common Stock. All of these shares of Common Stock were converted into 30,000,000 shares of Class A Common Stock.

**On November 1, 2024, the Company issued 309,651 shares of Class A Common Stock to Hackcelerate International Pty Ltd as consideration for acquired assets, representing 1% of the Company's fully diluted equity.
***Number is approximate and Offering is ongoing

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Annual Report, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

.   The Company has made payments to Wand Synthesis AI, Inc. and its affiliate, entities for which Rotem Alalauf, a Founder and Director of the Company, is the founder and CEO, for services provided to the Company. These payments totaled $10,000 and $15,000 in 2024 and 2023, respectively.

.   The Company facilitated a number of short-term loans to Wand Synthesis AI, Inc. during periods of peak expenses. Each loan carried 7% annual interest, a summary of which can be found below:

- June 3, 2025 - $150,000 (Fully repaid)
- April 1, 2025 - $25,000 (Fully repaid)
- March 25, 2025 - $125,000 (Fully repaid)
- February 4, 2025 - $200,000 (Fully repaid)

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached as an exhibit.

The Company reported gross sales of $2,398,953 in 2025, compared to $982,078 in 2024, an increase of more than 140%. This was the results of increased marketing and sales activities as well as the launch of new products and revenue streams. Operating expenses also increased from 2024 to 2025, going from $976,301 in 2024 to $2,461,007 in 2025 as the Company brought on new hires (part-time and full-time) and a grew overhead related expenses.

Cash and Cash Equivalents

As of April 2026, the Company had an aggregate of approximately $4,489 in cash and cash equivalents.

Liquidity and Capital Resources

As of April 2026, 117,329 shares of Class B Common Stock were issued and outstanding.

In addition to the Company's live Regulation CF offering, the Company may concurrently raise additional capital by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes.

Other than capital from existing operations, including revenue, the Company does not have any additional sources of capital other than the proceeds from its existing Regulation CF offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information

None

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

GenAI Works, Inc.
(Issuer)

By:/s/Steve Nouri
(Signature)

Steve Nouri
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Steve Nouri
(Signature)

Steve Nouri
(Name)

Director
(Title)

April 30, 2026
(Date)

/s/James R. Allardyce, Jr.
(Signature)

James R. Allardyce, Jr.
(Name)

Director
(Title)

April 30, 2026
(Date)

/s/ Rotem Alaluf
_____
(Signature)

Rotem Alaluf
_____
(Name)

Director
_____
(Title)

April 30, 2026
_____
(Date)

Exhibit B

2025 GenAI Works Audited Financials



GenAI Works, Inc
(a Delaware Corporation)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2025 and 2024

TOGETHER WITH
INDEPENDENT AUDITORS' REPORT



GenAI Works, Inc

TABLE OF CONTENTS



505 Montgomery Street, 10th floor, **San Francisco**, CA
333 Gellert Blvd, Suite 162, **Daly City**, CA 94015
39899 Balentine Drive, Suite 200, **Newark**, CA 94560
2860 Aborn Road, San Jose, CA 95135
650-290-2941, abhi@cpaauditor.com, www.cpaauditor.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
GenAI Works, Inc.
838 Walker Road, Suite 21-2
Dover, DE 1990

Opinion
We have audited the financial statements of GenAI Works, Inc (a Delaware Corporation) which comprise the balance sheet December 31, 2025, and 2024, and the and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2025 and December 31, 2024, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GenAI Works, Inc, as of December 31, 2025, and 2024, the results of its operations and its cash flows for the year ended December 31, 2025 and December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GenAI Works, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works, Inc's ability to continue as a going concern within one year from the date the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.



- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GenAI Works, Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works, Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Cpa Auditor, Inc.

CpaAuditor, Inc.
San Francisco, California
March 25, 2026

GenAI Works, Inc
Balance Sheets
December 31, 2025, and 2024

ASSETS

	2025	2024
CURRENT ASSETS		
Cash and cash equivalents	$ 179,144	$ 229,194
Accounts receivable	358,708	19,725
Other current assets	12,145	12,145
Total Current Assets	549,996	261,064
Fixed Assets		
Computers	4,889	4,889
Less : Accumulated depreciation	(1,910)	(280)
Total Fixed Assets	2,979	4,609
TOTAL ASSETS	**552,976**	**265,673**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2025	2024
CURRENT LIABILITIES		
Accounts payable	24,554	515
Income tax payable	-	1,276
Total Liabilities	24,554	1,791
STOCKHOLDERS' EQUITY		
Common stock, $0.00001 par value, 50,000,000 shares of Class A authorized, and 0 issued and outstanding	-	-
Common stock, $0.00001 par value, 50,000,000 shares of Class B authorized, and 79,465 and 39,667 issued and outstanding as of December 31, 2025 and 2024	-	-
Additional paid in capital	517,680	202,908
Retained earnings	10,742	60,974
Total Stockholders' Equity	528,422	263,882
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 552,976**	**$ 265,673**

GenAI Works, Inc
Statements of Operations
Years Ended December 31, 2025 and 2024

	2025	2024
REVENUES		
Gross sales	$ 2,398,953	$ 982,078
Gross Revenue	2,398,953	982,078
EXPENSES		
Consulting expense	1,688,616	589,853
Legal and professional fees	360,003	237,883
Dues and subscription	198,523	92,264
Advertising	102,539	5,442
Bank and stripe fees	49,007	18,253
Office expense	34,348	12,554
Travel	14,332	16,171
Insurance	11,475	3,032
Depreciation	1,629	280
Rent	535	568
Total Expenses	2,461,007	976,301
Net Operating (Loss) Income	(62,054)	5,777
Other Income		
Interest Income	35,253	-
Total Other Income	35,253	-
(LOSS) INCOME BEFORE INCOME TAXES	(26,801)	5,777
Provision for income taxes	(857)	(1,276)
NET (LOSS) INCOME	$ (27,658)	$ 4,501

See accompanying independent auditors' report and notes to financial statements

GenAI Works, Inc
Statements of Stockholders' Equity
Years Ended December 31, 2025 and 2024

	Common Stock	Additional Paid in Capital	Retained Earnings	Stockholders' Equity
Balance, December 31, 2023	$ -	$ -	$ 56,473	$ 56,473
Common stock	-	202,908	-	202,908
Net Income	-	-	4,501	4,501
Balance, December 31, 2024	-	202,908	60,974	263,882
Common stock	-	314,772	-	314,772
Dividend paid, Stockholders	-	-	(22,574)	(22,574)
Net loss			(27,658)	(27,658)
Balance, December 31, 2025	**$ -**	**$ 517,680**	**$ 10,742**	**$ 528,422**

GenAI Works, Inc
Statements of Cash Flows
Years Ended December 31, 2025 and 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss) income	$ (27,658)	$ 4,501
Depreciation	1,629	280
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts receivable	(338,983)	(19,725)
Other current assets	-	(12,145)
Accounts payable	24,039	515
Income tax payable	(1,276)	(14,433)
Net Cash Used In Operating Activities	(342,249)	(41,007)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of computers	-	(4,890)
Net Cash Used in Investing Activities	-	(4,890)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend paid, Stockholders	(22,574)	-
Additional paid in capital	314,772	202,908
Net Cash Provided by Financing Activities	292,197	202,908
Net change in cash and cash equivalents	(50,051)	157,012
CASH AND CASH EQUIVALENTS, beginning balance	229,194	72,182
CASH AND CASH EQUIVALENTS, ending balance	$ 179,144	$ 229,194
SUPPLEMENTAL CASH-FLOW INFORMATION		
Cash paid during the year for -		
Interest	$ -	$ -
Income tax	$ 857	$ 1,276

1. **Summary of Significant Accounting Policies:**

Nature of Business – GenAI Works, Inc., ("GenAI") a Delaware corporation, was incorporated on May 17, 2023. GenAI provides AI courses and marketing services to individuals and corporations.

Basis of Accounting – GenAI prepares the financial statements using accrual basis of accounting in conformity with the generally accepted accounting principles in the United States of America. The expenses are recorded when the benefits and services are received.

Estimates Included in the Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash consists of interest and non-interest-bearing accounts with one financial institution. GenAI considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Fixed Assets - Fixed assets are recorded at cost or fair market value when donated. Depreciation and amortization are provided on a straight-line basis (half-year convention) over the estimated useful lives of the assets or the terms of the lease, as appropriate. Expenditures on maintenance and repairs are charged to operations as incurred. We capitalize all equipment purchases exceeding $1,000 with useful lives in excess of one year.

Type of Property	Life
Computers	3 Years

Depreciation expense for the years 2025 and 2024 were $1,629 and $280, respectively.

Accounts Payable – Accounts payable are recorded when goods or benefits are received. The carrying amount of accounts and credit card payable in the balance sheet approximates its fair value.

Equity Financing – In 2025 and 2024, the Company raised gross proceeds of $349,272 and $221,758 through an equity crowdfunding campaign. In 2025 and 2024, in exchange for the proceeds, GenAI issued 39,798 and 39,667 shares of Common Stock Class B stock to participating investors.

Crowdfunding campaign charged a processing fee of $34,500 and $18,850, which was deducted from the gross proceeds. In accordance with U.S. GAAP, the offering costs directly attributable to the equity raise were recorded as a reduction to additional paid-in capital.

The net proceeds of $349,272 and $221,758 were recorded as follows on GenAI balance sheet:
- Cash increased by amount collected.
- Common Stock Class B Stock was credited for the aggregate par value of the shares issued.
- Additional Paid-In Capital was credited for the remaining amount, net of offering costs.

Revenue Recognition – GenAI adopted new accounting standard, as amended, regarding revenue from contracts with customers using the modified retrospective approach. This standard provides guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The adoption of this standard did not have a material impact on the financial position and results of operations.

GenAI receives revenue from the sale of marketing services and educational courses related to artificial intelligence. Revenue is recognized when the service or

course is provided and no other significant obligation of GenAI exists and collectability is reasonable assured.

The Financial Accounting Standard Board (FASB) issued Accounting Standards Update (ASU) "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled in exchange for goods or services.

GenAI applies the five-step approach outlined in the new revenue standard:
- Identify the contract with a customer.
- Identify the performance obligations in the contract.
- Determine the transaction price.
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when (or as) GenAI satisfies a performance obligation at a point in time.

Advertising – Advertising costs are expensed as incurred. These costs include advertising expenses. Advertising costs were $102,539 and $5,442 for the years ended December 31, 2025, and 2024, respectively.

Income Taxes – GenAI has elected to be taxed under the chapter C of the Internal Revenue Code. Income of GenAI is reported in its income tax return.

At December 31, 2025, GenAI did not have any tax benefit disallowed under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") FASB ASC 740, Income Taxes and no amounts have been recognized for potential interests and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with the tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax position not meeting the "more likely than not" test, no tax benefit is recorded.

Current tax expense for the year presented are comprised of the tax for Federal and the States in which GenAI operates based on tax rates for taxable income.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. GenAI has temporary differences which are immaterial and thus determines it impractical to recognize such in the financial statements. GenAI files its income tax returns in the United States Federal, state of Delaware.

Fair Value of Financial Instruments – The carrying amounts of financial instruments including cash, accounts receivable, other current assets, accounts payable and income tax payable approximate fair value as of December 31, 2025, because of the relatively short maturity of these instruments.

2. Concentration of Credit Risk

Financial instruments that potentially subject GenAI to concentrations of credit risk consist principally of deposits greater than $250,000 for interest-bearing accounts with each financial institution that is a member of Federal Deposit Insurance Corporation ("FDIC"), and security deposits greater than $500,000 ($250,000 in cash) with each financial institution that is a member of Securities Investor Protection Corporation ("SIPC").

GenAI has no cash balances on deposit on December 31, 2025, that exceeded the balance insured by the FDIC. Management periodically reviews their cash policies and believes any potential accounting loss is minimal.

3. Contingencies, Risks and Uncertainties

Services and products are concentrated in an industry which is characterized by significant competition, rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. The success of GenAI depends on management's ability to anticipate and to respond quickly and adequately to technological developments in the industry, changes in customer requirements or changes to industry standards. Any significant delays in the development or introduction of services could have a material adverse effect on business and operating results.

In the normal course of business, GenAI may be subject to various claims and lawsuits and intends to defend any claims and lawsuits vigorously.

Certain factors beyond GenAI's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the financial condition and the results of its operations.

4. **Subsequent Events**

GenAI has evaluated subsequent events through March 25, 2026, the date on which the financial statements were available to be issued. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with the accounting principles generally accepted in the United States of America. GenAI has determined that there are no unrecognized subsequent events that require additional disclosures.

Exhibit C

2025 GenAI Works SPV Audited Financials

GENAI WORKS CF INVESTORS SPV, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2025
FINANCIAL STATEMENTS

TOGETHER WITH
INDEPENDENT AUDITORS' REPORT

GENAI WORKS CF INVESTORS SPV, LLC

TABLE OF CONTENTS



CPA Auditor, Inc.

5505 Montgomery Street, 10th floor, San Francisco, CA
333 Gellert Blvd, Suite 162, Daly City, CA 94015
39899 Balentine Drive, Suite 200, Newark, CA 94560
2860 Aborn Road, San Jose, CA 95135
650-290-2941, abhi@cpaauditor.com, Cpaauditor.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
GenAI Works CF Investors SPV, LLC
Lewes, Delaware

Opinion

We have audited the financial statements of GenAI Works CF Investors SPV, LLC (a Limited Liability Company), which comprise the balance sheet as of December 31, 2025, and the related statement of operation, changes in members' equity, and cash flow for the year then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of GenAI Works CF Investors SPV, LLC, as of December 31, 2025, and the results of its operations and its cash flow for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GenAI Works CF Investors SPV, LLC., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed below in footnote 4, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial



statements do not include any adjustments that might be necessary should the GenAI Works CF Investors SPV, LLC be unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works CF Investors SPV, LLC's ability to continue as a going concern within one year from the date the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GenAI Works CF Investors SPV, LLC internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works CF Investors SPV, LLC ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Cpa Auditor, Inc.

CpaAuditor, Inc.
San Francisco, California
April 10, 2026

GenAI Works CF Investors SPV, LLC
Balance Sheet
December 31, 2025

ASSETS

	2025
CURRENT ASSETS	
Cash and cash equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	**-**

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	-
Total Liabilities	-
MEMBERS' EQUITY	
Retained earnings	-
Total Members' Equity	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -

GenAI Works CF Investors SPV, LLC
Statement of Operation
Year Ended December 31, 2025

	2025
REVENUES	
Gross sales, net	$ -
Gross Revenue	-
EXPENSES	
General and administrative	-
Sales and marketing	-
Total Expenses	-
INCOME BEFORE INCOME TAXES	-
Provision for income taxes	-
NET INCOME	$ -

GenAI Works CF Investors SPV, LLC
Statement of Members' Equity
Year Ended December 31, 2025

	Members' Equity
Balance, December 31, 2024	$ -
Net Income	-
Balance, December 31, 2025	**$ -**

GenAI Works CF Investors SPV, LLC
Statement of Cash Flow
Year Ended December 31, 2025

	2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
Adjustments to reconcile net income to net cash	
used in operating activities:	
Changes in assets and liabilities:	
Net Cash Used In Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Used in Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Provided by Financing Activities	-
Net change in cash and cash equivalents	-
CASH AND CASH EQUIVALENTS, beginning balance	-
CASH AND CASH EQUIVALENTS, ending balance	$ -
SUPPLEMENTAL CASH-FLOW INFORMATION	
Cash paid during the year for -	
Interest	$ -
Income tax	$ -

See accompanying independent auditors' report and notes to financial statements

1. **Summary of Significant Accounting Policies:**

Nature of Business – GenAI Works CF Investors SPV, LLC was formed on July 8, 2024, in the state of Delaware. The financial statements of GenAI Works CF Investors SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Washington, D.C.

GenAI Works CF Investors SPV, LLC is a special purpose vehicle (''SPV'') to facilitate investor aggregation for a Regulation CF fundraising. The SPV will be a Co-Issuer with GenAi Works. After a successful crowdfunding round under Regulation CF, the investors will purchase shares of GenAI Works through the SPV. The SPV will then issue the investors shares in the SPV equal to the shares purchased in GenAI Works.

GenAI Works provides an inclusive ecosystem where AI enthusiasts, professionals, and industry leaders come together to explore, learn, and advance the field of artificial intelligence. Users can access the latest AI news and research, network with industry leaders, find job opportunities, and explore our marketplace of 2,500+ AI agents, AI events and courses.

Basis of Accounting – The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP"). The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Estimates Included in the Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2025, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Accounts Payable – Accounts payable are recorded when goods or benefits are received.

Revenue Recognition – The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

- Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

- Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

- Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income Taxes – The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

2. Members' Equity

The company did not issue any membership units during the year 2025.

3. Contingencies and Commitments

Contingencies – The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims – From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which assumes that the entity will continue to operate in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As of December 31, 2025, the Company had no assets, no liabilities, and had not conducted any business activities since its formation. While the entity has not commenced operations, management believes the going concern basis of accounting is appropriate given the intention to maintain the entity for future use in connection with potential strategic or investment activities.

Management will continue to monitor the entity's status and funding requirements. If future plans change or funding is not available as intended, it could impact the ability of the Company to continue as a going concern. These financial statements do not include any adjustments resulting from these uncertainties.

5. **Subsequent Events**

GenAI has evaluated subsequent events through April 10, 2026, the date on which the financial statements were available to be issued. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with the accounting principles generally accepted in the United States of America. GenAI has determined that there are no unrecognized subsequent events that require additional disclosures.